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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of November 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1.   RADVision Ltd. Annual Report 1999.

2. RADVision Ltd. Notice of and Proxy Statement for Annual General Meeting of Shareholders to be held December 21, 2000.

3.   RADVision Ltd. Proxy Card.

                                                                          ITEM 1

                                   RADVISION
                                  THE V2oIP(TM)
                                    EXPERTS



                               Annual Report 1999









               At the Center of the IP Communications Revolution

                                 RADVISION LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----

Report of Independent Public Accountants...................................  F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999...............  F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999.........................................  F-4

Consolidated  Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1997, 1998 and 1999 ..................... F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999.........................................  F-6

Notes to the Consolidated Financial Statements.............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and the Shareholders of RADVision Ltd.

     We have audited the accompanying consolidated balance sheets of RADVision Ltd. (an Israeli corporation) as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and 1999, and the results of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with accounting principles generally accepted in the United States.

                                                    Luboshitz Kasierer
                                              Member Firm of Arthur Andersen

Tel Aviv, Israel
March 7, 2000

                                 RADVISION LTD.

                           CONSOLIDATED BALANCE SHEETS


                                                                                                       December 31, 1999
                                                                               December 31,                Pro Forma
                                                                         -------------------------   Shareholders' Equity
                                                                Note        1998          1999              Note 2
                                                              --------   -----------   -----------   ---------------------
Current assets
  Cash and cash equivalents.................................    (3)      $ 3,304,738   $ 2,604,735
  Trade receivables, net of allowance for doubtful
    accounts................................................    (4)        2,567,346     3,214,462
  Other receivables and prepaid expenses....................    (4)          886,951     1,516,576
  Inventories...............................................    (5)          872,632     2,433,422
                                                                         -----------   -----------
    Total current assets....................................               7,631,667     9,769,195
                                                                         -----------   -----------
Property and equipment, net of accumulated depreciation.....    (6)        1,444,534     3,021,015
                                                                         -----------   -----------
Deposit with insurance companies............................                 295,001       470,361
                                                                         -----------   -----------
    Total assets............................................             $ 9,371,202   $13,260,571
                                                                         ===========   ===========
Current liabilities
  Current maturities of long-term loans.....................             $    74,602   $    63,901
  Trade payables............................................                 634,083     2,557,978
  Other payables and accrued expenses.......................    (7)        2,604,836     6,333,376
                                                                         -----------   -----------
    Total current liabilities...............................               3,313,521     8,955,255
                                                                         -----------   -----------
Long-term liabilities
  Bank loans................................................    (8)          130,146        67,383
  Accrued severance pay.....................................    (9)          477,836       756,812
                                                                         -----------   -----------
                                                                             607,982       824,195
                                                                         -----------   -----------
  Total liabilities.........................................               3,921,503     9,779,450
                                                                         -----------   -----------

Commitments and contingencies                                   (10)
Shareholders' equity                                            (11)
Preferred shares of NIS 0.1 par value:
  Authorized 5,275,000 shares; issued and outstanding
    2,957,165 shares as of December 31, 1998 and 1999; issued
    and outstanding pro forma as of December 31, 1999 - none.                  3,825         3,825
Ordinary shares of NIS 0.1 par value:
  Authorized - 12,332,317 shares as of December 31, 1998
    and 1999; issued and outstanding - 10,528,056 and
    10,627,859  shares as of December 31, 1998 and 1999;
    authorized pro forma - 24,984,470 shares; issued and
    outstanding pro forma - 13,585,024 shares as of
    December 31, 1999.......................................                  16,641        16,820        $    20,645
Additional paid-in capital..................................              12,088,150    13,788,618         13,788,618
Deferred compensation.......................................                 (78,378)   (1,051,549)        (1,051,549)
Accumulated deficit.........................................              (6,580,539)   (9,276,593)        (9,276,593)
                                                                         -----------   -----------        -----------
    Total shareholders' equity..............................               5,449,699     3,481,121        $ 3,481,121
                                                                         -----------   -----------        -----------
    Total liabilities and shareholders' equity..............             $ 9,371,202   $13,260,571
                                                                         ===========   ===========



     The accompanying notes form an integral part of these consolidated financial statements.

                                 RADVISION LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                        For the year ended
                                                                           December 31,
                                                             ----------------------------------------
                                                    Note         1997          1998          1999
                                                  --------   ------------   -----------   -----------
Revenues........................................   (12)      $  4,899,211   $ 8,894,414   $17,549,903
Cost of revenues................................                1,210,650     1,412,147     2,853,393
                                                             ------------   -----------   -----------
Gross profit....................................                3,688,561     7,482,267    14,696,510
                                                             ------------   -----------   -----------
Operating expenses
  Research and development expenses.............                2,763,786     4,378,829     7,666,583
  Less-participation by the Chief Scientist of
    the Government of Israel....................   (10)           890,326     1,139,749     1,096,722
                                                             ------------   -----------   -----------
  Research and development expenses, net........                1,873,460     3,239,080     6,569,861
  Marketing and selling expenses, net...........   (13)         2,383,704     4,425,231     9,501,682
  General and administrative expenses...........                  493,593       669,578     1,426,154
                                                             ------------   -----------   -----------
    Total operating expenses....................                4,750,757     8,333,889    17,497,697
                                                             ------------   -----------   -----------
Operating loss..................................               (1,062,196)     (851,622)   (2,801,187)
Financing income, net...........................                    6,001        22,447       105,133
                                                             ------------   -----------   -----------
Net loss........................................             $ (1,056,195)  $  (829,175)  $(2,696,054)
                                                             ============   ===========   ===========
Basic and diluted net loss per ordinary share...             $      (0.10)  $     (0.08)  $     (0.26)
                                                             ============   ===========   ===========
Weighted average number of ordinary shares
  outstanding--basic and diluted................               10,233,711    10,491,764    10,538,395
                                                             ============   ===========   ===========
Pro forma basic and diluted net loss per
  ordinary share (unaudited)....................   (2)                                    $     (0.20)
                                                                                          ===========
Weighted average number of ordinary shares
  outstanding--pro forma basic and diluted
  (unaudited)...................................   (2)                                     13,495,560
                                                                                          ===========



     The accompanying notes form an integral part of these consolidated financial statements.

                                 RADVISION LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                             Preferred shares        Ordinary shares
                           --------------------   ---------------------     Additional        Deferred     Accumulated
                            Shares      Amount      Shares      Amount    paid-in capital   compensation     deficit
                           ---------   --------   ----------   --------   ---------------   ------------   ------------
Balance as of
  January 1, 1997........         --    $   --    10,065,333   $15,893      $ 6,132,408     $        --    $(4,695,169)
Ordinary shares issued...         --        --       373,048       589          888,763 (1)          --             --
Deferred compensation....         --        --            --        --          159,084        (159,084)            --
Amortization of deferred
  compensation...........         --        --            --        --               --          76,591             --
Net loss.................         --        --            --        --               --              --     (1,056,195)
                           ---------    ------    ----------   -------      -----------     -----------    -----------
Balance as of
  December 31, 1997......         --        --    10,438,381    16,482        7,180,255         (82,493)    (5,751,364)
Ordinary shares issued...         --        --        89,675       159               --              --             --
Preferred shares
  issued.................  2,957,165     3,825            --        --        4,795,895 (2)          --             --
Deferred compensation....         --        --            --        --          112,000        (112,000)            --
Amortization of deferred
  compensation...........         --        --            --        --               --         116,115             --
Net loss.................         --        --            --        --               --              --       (829,175)
                           ---------    ------    ----------   -------      -----------     -----------    -----------
Balance as of
  December 31, 1998......  2,957,165     3,825    10,528,056    16,641       12,088,150         (78,378)    (6,580,539)
Ordinary shares issued...         --        --       158,250       179          249,821              --             --
Deferred compensation....         --        --            --        --        1,466,647      (1,466,647)            --
Amortization of deferred
  compensation...........         --        --            --        --          (16,000)        493,476             --
Net loss.................         --        --            --        --               --              --     (2,696,054)
                           ---------    ------    ----------   -------      -----------     -----------    -----------
Balance as of
  December 31, 1999......  2,957,165    $3,825    10,686,306   $16,820      $13,788,618     $(1,051,549)   $(9,276,593)
                           =========    ======    ==========   =======      ===========     ===========    ===========


                              Total
                           -----------
Balance as of
  January 1, 1997........  $ 1,453,132
Ordinary shares issued...      889,352
Deferred compensation....           --
Amortization of deferred
  compensation...........       76,591
Net loss.................   (1,056,195)
                           -----------
Balance as of
  December 31, 1997......    1,362,880
Ordinary shares issued...          159
Preferred shares
  issued.................    4,799,720
Deferred compensation....           --
Amortization of deferred
  compensation...........      116,115
Net loss.................     (829,175)
                           -----------
Balance as of
  December 31, 1998......    5,449,699
Ordinary shares issued...      250,000
Deferred compensation....           --
Amortization of deferred
  compensation...........      477,476
Net loss.................   (2,696,054)
                           -----------
Balance as of
  December 31, 1999......  $ 3,481,121
                           ===========

------------------------------
(1) Net of issuance expenses of approximately $9,000.
(2) Net of issuance expenses of approximately $85,000.

     The accompanying notes form an integral part of these consolidated financial statements.

                                 RADVISION LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          For the year ended
                                                                             December 31,
                                                              ------------------------------------------
                                                                 1997          1998             1999
                                                              -----------   -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(1,056,195)  $  (829,175)     $(2,696,054)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
      Income and expenses not affecting operating cash
        flows:
        Depreciation........................................      204,357       360,331          718,444
        Severance pay.......................................       31,741        39,051          103,616
        Amortization of deferred compensation...............       76,591       116,115          477,476
        Other...............................................        1,511        17,159           19,308
      Changes in operating assets and liabilities:
        Increase in trade receivables.......................   (1,391,255)     (724,060)        (647,116)
        Increase in other receivables and prepaid
          expenses..........................................      (32,324)     (625,820)        (429,625)
        Decrease (increase) in inventories..................      101,043      (447,200)      (1,560,790)
        Increase in trade payables..........................       42,826       282,924        1,923,895
        Increase in other payables and accrued expenses.....    1,051,813       963,589        3,528,540
                                                              -----------   -----------      -----------
            Net cash provided by (used in) operating
              activities....................................     (969,892)     (847,086)       1,437,694
                                                              -----------   -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........................     (460,193)   (1,102,164)      (2,388,490)
  Proceeds from sale of property and equipment..............       32,097        19,285           74,257
                                                              -----------   -----------      -----------
            Net cash used in investing activities...........     (428,096)   (1,082,879)      (2,314,233)
                                                              -----------   -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of share capital.................................      889,352     4,799,879          250,000
  Decrease in short-term credit.............................     (524,716)      (54,055)         (10,701)
  Long-term loans received..................................      452,080       100,000               --
  Repayment of long-term loans..............................     (333,336)      (45,734)         (62,763)
                                                              -----------   -----------      -----------
            Net cash provided by financing activities.......      483,380     4,800,090          176,536
                                                              -----------   -----------      -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............     (914,608)    2,870,125         (700,003)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............    1,349,221       434,613        3,304,738
                                                              -----------   -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $   434,613   $ 3,304,738      $ 2,604,735
                                                              ===========   ===========      ===========
CASH PAID DURING THE PERIOD IN RESPECT OF INTEREST..........  $    29,387   $    22,715      $    15,839
NON-CASH ACTIVITY...........................................           --            --      $   200,000
                                                              ===========   ===========      ===========



     The accompanying notes form an integral part of these consolidated financial statements.

                                 RADVISION LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1--General

     RADVision Ltd., referred to in these consolidated financial statements as the Company, an Israeli corporation, designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol.

     The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, RADVision Inc., in the United States and RADVision B.V. in the Netherlands. The subsidiaries are primarily engaged in the sale and marketing of the Company's products and technology.

     The financial statements of the Company have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. All of the Company's sales are in U.S. dollars or are dollar-linked. Most purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, the functional currency of the Company is the U.S. dollar.

     Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are translated into U.S. dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States. Items have been translated as follows:

     -- Monetary items--at the exchange rate in effect on balance sheet date.

     -- Non monetary items--at historical exchange rates.

     -- Revenue and expense items--at the exchange rates in effect as of date of recognition of those items, excluding depreciation and other items deriving from non-monetary items.

     All exchange gains and losses from the translation mentioned above, which are immaterial for all periods presented, are reflected in the statement of operations. The representative rate of exchange at December 31, 1999 was U.S.$1.00 = NIS 4.153; and at December 31, 1998 and 1997 was U.S.$1.00 = NIS
4.16 and NIS 3.536.

Note 2--Significant Accounting Policies

     The financial statements are prepared according to generally accepted accounting principles in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

     A.   Principles of Consolidation

     The financial statements include the accounts of the Company and its wholly-owned subsidiaries in the United States and Netherlands. Material intercompany balances and transactions have been eliminated.

     B.   Cash and Cash Equivalents

     All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

                                 RADVISION LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2--Significant Accounting Policies (Continued)

     C.   Allowance for Doubtful Accounts

     Allowance for doubtful accounts is computed for specific debts the collectibility of which is doubtful based upon the Company's experience.

     D.   Inventories

     Inventories are valued at the lower of cost or market. Cost is determined on the moving average basis.

     E.   Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful life of the assets, ranging from 3 to 15 years.

     F.   Revenue Recognition

     Revenues from sales of products and technology are recognized in accordance with Statement of Position (SOP) 97-2, as amended by SOP 98-4, upon delivery, when collection is probable, the vendor's fee is fixed or determinable and persuasive evidence of an arrangement exists. Provided that all other elements of SOP 97-2 are met, revenues are recognized upon delivery, whether the customer is a distributor or the final end user. Revenues for maintenance and support services are deferred and recognized ratably over the service period.

     In accordance with SOP 97-2, revenues for multi-element arrangements, that is, sales of products or technology in conjunction with post-contract customer support services, are segregated. Revenues allocated to the delivered elements are recognized upon delivery, provided that the other elements of SOP 97-2 are satisified. Revenues allocated to the undelivered elements (post-contract customer support services) are deferred and recognized ratably over the service period. The portion of the fee for multi-element arrangements allocated to the undelivered elements (post-contract customer support services) is based on vendor-specific object evidence determined, in the case of post-contract customer support services, based on the annual renewal rate for such services actually charged to customers for years subsequent to the first year following sale. The remaining portion of the fee is allocated to the delivered elements based on the residual value method.

     G.   Research and Development Costs

     Research and development costs, net of participations by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist, are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established according to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred after achievement of technological feasibility in the process of software production have not been material. Therefore, the Company has not capitalized any of its research and development expenses and does not anticipate that its development process will differ materially in the future.

                                 RADVISION LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2--Significant Accounting Policies (Continued)

     H.   Income Taxes

     The Company accounts for income taxes under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

     I.   Fair Value of Financial Instruments

     Unless otherwise noted, the carrying amount of financial instruments approximates fair value.

     J.   Provision for Warranty Costs

     The Company warrants its products for a twelve-month period. Provisions for warranty costs are based on the Company's past experience.

     K.   Basic and Diluted Net Loss Per Share

     Basic and diluted net loss per share are presented according to SFAS No. 128, "Earnings per share", for all periods presented.

     Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. Basic and diluted pro forma net loss per share, as presented in the statements of operations, have been computed using the weighted average number of ordinary shares outstanding during the period and also give effect to the automatic conversion of the preferred shares into ordinary shares upon the closing of an initial public offering, using the as-if converted method from original date of issuance.

     All preferred shares and outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for all periods presented. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 649,880, 1,430,580 and 2,667,251 for the years ended December 31, 1997, 1998 and 1999.

     L.   Pro Forma Shareholders' Equity

     Upon the closing of an initial public offering, all of the preferred shares outstanding will automatically be converted into an identical number of ordinary shares. Pro forma shareholders' equity at December 31, 1999, as adjusted for the assumed conversion of the preferred shares outstanding at December 31, 1999, is disclosed in the balance sheet. Pro forma share and per share data is adjusted to reflect the conversion and the share split and share dividend effected after December 31, 1999. See note 17.

     M.   Share-based Compensation

     The  Company  has  adopted  the  disclosure  provisions  of SFAS  No.  123,
"Accounting  for  Stock-Based   Compensation,"   and  the  accounting  rules  in
Accounting Principles Board Opinion No. 25, "Accounting

                                 RADVISION LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2--Significant Accounting Policies (Continued)

for Stock Issued to Employees." The Company has provided the necessary pro forma disclosures as if the fair value method had been applied. See note 11(B).

     N.   Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     O.   Recently Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company believes that the adoption of SFAS No. 133 will not have a material effect on its financial statements.

Note 3--Cash and Cash Equivalents



                                                            December 31,
                                                       -----------------------
                                                          1998         1999
                                                       ----------   ----------

Cash in banks, primarily in U.S. dollars.............  $  955,053   $1,828,335
Bank deposits in U.S. dollars, bearing annual
  interest rate of 4.3%..............................   1,350,000      615,875
Bank deposits in NIS, bearing annual interest rate of
  10.3%..............................................     999,685      160,525
                                                       ----------   ----------
                                                       $3,304,738   $2,604,735
                                                       ==========   ==========

    The interest rates are as of December 31, 1999.

Note 4--Trade Receivables, Net

     A. Trade receivables are presented net of allowance for doubtful accounts in the amount of $72,539 and $224,705 as of December 31, 1998 and 1999. The Company generally provides customers with a thirty day post-sale acceptance period, during which customers can return products for a full refund. Historically, returns during this period have been negligible.

     B. Other receivables and prepaid expenses include grants receivable from the Government of Israel in the amount of $442,681 and $864,444 as of December 31, 1998 and 1999.

                                 RADVISION LTD.

Note 5--Inventories


                                                            December 31,
                                                        ---------------------
                                                          1998        1999
                                                        --------   ----------
Materials and components..............................  $393,206   $1,037,633
Work in process.......................................   136,772      634,969
Finished products.....................................   342,654      760,820
                                                        --------   ----------
                                                        $872,632   $2,433,422
                                                        ========   ==========



Note 6--Property and Equipment


                                                             December 31,
                                                        -----------------------
                                                           1998         1999
                                                        ----------   ----------
COST
  Research and development equipment..................  $  751,565   $1,370,345
  Motor vehicles......................................     513,200    1,039,715
  Manufacturing equipment.............................     114,366      236,208
  Office furniture and equipment and leasehold
    improvements......................................     811,833    1,753,264
                                                        ----------   ----------
                                                         2,190,964    4,399,532
                                                        ----------   ----------
ACCUMULATED DEPRECIATION
  Research and development equipment..................     378,017      669,773
  Motor vehicles......................................     105,704      148,674
  Manufacturing equipment.............................      62,396      109,383
  Office furniture and equipment and leasehold
    improvements......................................     200,313      450,687
                                                        ----------   ----------
                                                           746,430    1,378,517
                                                        ----------   ----------
NET BOOK VALUE........................................  $1,444,534   $3,021,015
                                                        ==========   ==========


     For the years ended December 31, 1997, 1998 and 1999, depreciation expense was $204,357, $360,331 and $718,444.

     The Company's property and equipment are primarily located in Israel.

                                 RADVISION LTD.

Note 7--Others Payables and Accrued Expenses


                                                         December 31,
                                                    -----------------------
                                                       1998         1999
                                                    ----------   ----------
        Deferred income...........................  $1,521,763   $2,930,587
        Employees and employee institutions(1)....     705,973    1,493,704
        Accrued royalties.........................     289,000      476,000
        Tax withholding payable...................          --      403,000
        Offering expenses payable.................          --      200,000
        Accrued expenses..........................      88,100      830,085
                                                    ----------   ----------
                                                    $2,604,836   $6,333,376
                                                    ==========   ==========
------------------------
(1) Employees and employee institutions include salaries, bonuses and employee institutions payable. The employee institutions include amounts deducted from employees payroll for December 1998 and 1999, respectively, for educational funds and insurance policies funds. For the years ended December 31, 1997, 1998 and 1999, educational funds expenses were $72,205, $122,239 and $232,996 and insurance policies funds expenses were $136,060, $208,195 and $409,598.


Note 8--Long-term Bank Loans


                                                             December 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------

Loans linked to the U.S. dollar.........................  $204,748   $131,284
Less--current maturities................................    74,602     63,901
                                                          --------   --------
                                                          $130,146   $ 67,383
                                                          ========   ========


     The loans bear interest at an annual rate of the London interbank offered rate plus 1%, which was 5.5% at December 31, 1999, and mature in equal quarterly installments through 2002.

Note 9--Accrued Severance Pay

     Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and employees leaving its employment in other circumstances. The Company's severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of the employee's employment, is reflected in the Company's balance sheet on the accrual basis, and is partially funded by purchase of insurance policies in the name of the Company. The severance pay expense for the years ended December 31, 1997, 1998 and 1999 amounted to $113,579, $134,248 and $365,076.

Note 10--Commitments and Contingencies

     A. In connection with its research and development, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $4.5 million. In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 5% of sales of the developed product, up to 100% - 150% of the amount of grants

                                 RADVISION LTD.

Note 10--Commitments and Contingencies (Continued)

          received, or for grants received under programs approved after January 1, 1999, 100% plus interest at the London interbank offered rate. The Company's total commitment for royalties payable with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $3.7 million as of December 31, 1999. In the event that the development program does not result in the sale of products, the Company is not obligated to repay any grants. However, if the Company fails to comply with any of the conditions imposed by the Chief Scientist, it could be required to refund any payments previously received, together with interest and penalties.

     B. In connection with its marketing activities, the Company received and accrued participation payments from the Government of Israel--Fund for the Encouragement of Marketing Activities, in the total amount of approximately $686,000. In return for the participation payments, the Company is committed to pay royalties at a rate of 3% of the Company's total increase in export sales, from the end of the second year of implementation of the marketing plan until the date at which the participation has been fully repaid. The Company's total commitment for royalties payable with respect to future sales, based on
          Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $199,000 as of December 31, 1999.

     C. In connection with its research and development, the Company received and accrued participation payments from the Israel U.S. Binational Industrial Research and Development Foundation (BIRDF), in the total amount of approximately $188,000. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year's sales and 5% of the proceeds from the succeeding years' sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until additional royalties equal to one half of the grant amount have been repaid. The Company's total commitment for royalties payable with respect to future sales, based on Government participations received or accrued, net of royalties paid or accrued, totaled approximately $276,000 as of December 31, 1999.

     D. The Company and its U.S. subsidiary operate from leased premises in Tel Aviv, Israel and in Mahwah, New Jersey and Sunnyvale, California. Lease agreements expire in December 1999 through May 2002 (some with renewal options). Annual minimum future rental payments due under the above agreements, at the exchange rate in effect on December 31, 1999, are approximately as follows:


          2000..............................................  $510,877
          2001..............................................   129,910
          2002..............................................    74,514
                                                              --------
                                                              $715,301
                                                              ========


     E. The Company is committed to pay royalties to third parties for the integration of these third parties' technologies into the Company's products. Royalties are payable based on the sales volume of these products, for as long as the Company uses these technologies, without limit on the amount of royalties payable. The rates of these royalties are based on a fixed amount per product sold by the Company in the range of $1.00 to $5.00 per unit sold. The agreements

                                 RADVISION LTD.

Note 10--Commitments and Contingencies (Continued)

          pursuant to which the royalties are payable have no expiration date. Annual minimum future royalty payments are approximately as follows:


          2000..............................................  $ 30,000
          2001..............................................    25,000
          2002..............................................    25,000
          2003..............................................    25,000
                                                              --------
                                                              $105,000
                                                              ========


     F. In 1998, a third party sent correspondence to the Company's affiliate alleging that some products manufactured by the Company infringe upon patents held by the third party and offered to license these patents to the Company. In subsequent correspondence, the Company's affiliate requested that the third party specifically substantiate each allegation of infringement before the Company's affiliate would be prepared to enter into any licensing arrangements. The Company does not believe that these allegations will have a material adverse effect upon its business, financial condition or liquidity. The Company's affiliate has recently received further correspondence from the third party, in which the third party has, among other things, reiterated its claims. The Company's affiliate does not believe the third party has substantiated its claims and has communicated this belief to the third party. The Company's affiliate has advised the Company that the alleged infringement claims are unresolved.

Note 11--Shareholders' Equity

     A. The Company's preferred shares confer the same right as the Company's ordinary shares except that the preferred shares have preference over the ordinary shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company. Each share of preferred shares is convertible into ordinary shares at a conversion rate of 1-to-1 at any time, at the holder's option, and automatically upon an initial public offering of the Company. The preferred shares have anti-dilution rights which provide that the conversion ratio pursuant to which the preferred shares convert into ordinary shares is to be adjusted upon any share dividend, share split or similar event affecting the ordinary shares in order to preserve the 1-to-1 preferred shares to ordinary shares conversion rate in effect at the time the preferred shares were issued.

     B. The Company adopted a key employee share incentive plan which provides for the grant by the Company of option awards to purchase up to an aggregate of 3,163,523 ordinary shares to officers, employees, directors and consultants of the Company, its subsidiaries and affiliates. The options vest ratably over vesting periods ranging from three to five years. The options expire 62 months from the date of issuance. The exercise price of options under the plan is at varying prices ranging from $0.95 to $1.74.

                                 RADVISION LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11--Shareholders' Equity (Continued)

          Transactions related to the share incentive plan during the years ended December 31, 1997, 1998 and 1999 and the weighted average exercise prices per share and weighted average fair value of the options at the date of grant are summarized as follows:


                                                                             Weighted
                                                             Weighted      average fair
                                                             average         value of
                                            Outstanding   exercise price     options
                                              options       per share        granted
                                            -----------   --------------   ------------
Outstanding as of January 1, 1997.........     132,930         $1.33
Options granted...........................     516,950          1.43          $0.57
                                             ---------         -----

Outstanding as of December 31, 1997.......     649,880          1.41
Options granted...........................     791,250          1.18          $0.29
Options forfeited.........................     (10,550)         1.64
                                             ---------         -----

Outstanding as of December 31, 1998.......   1,430,580          1.28
Options granted...........................   1,421,296          1.18          $1.14
Options forfeited.........................    (184,625)         1.18
                                             ---------         -----
Outstanding as of December 31, 1999.......   2,667,251         $1.23
                                             =========         =====



          The following table summarizes information about options outstanding and exercisable at December 31, 1999:


                                Options outstanding                Options exercisable
                       --------------------------------------   -------------------------
                          Number       Weighted-                   Number
                       outstanding      average     Weighted-   outstanding    Weighted-
                            at         remaining     average         at         average
                       December 31,   contractual   exercise    December 31,    exercise
Exercise price             1999          life        prices         1999         prices
--------------         ------------   -----------   ---------   ------------   ----------
$0.95 - $0.98........     860,458        4.38         $0.95        34,182        $0.96
1.18.................   1,023,350(1)     3.43          1.18       349,838         1.18
1.58 - 1.64..........     688,493        4.01          1.59       114,573         1.63
1.74.................      94,950        2.42          1.74        44,310         1.74
                        ---------                                 -------
                        2,667,251                                 542,903
                        =========                                 =======


------------------------
(1) Includes 63,300 options that were granted in 1998 to two consultants that meet the definition of a common law employee for U.S. GAAP purposes because the Company has the right to direct and control the work of each consultant, that is, both the final results and the details of when, where and how the work is to be done. If deferred compensation for the options granted to these consultants had been accounted for under SFAS No. 123, deferred compensation would have been increased by approximately $10,000.

                                 RADVISION LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11--Shareholders' Equity (Continued)

          The amounts of deferred compensation recognized arising from the difference between the exercise price and the fair market value on the date of the grant of $112,000 and $1,466,647 for options granted in the years ended December 31, 1998 and 1999 are included in shareholders' equity and was amortized over the vesting periods of the options according to APB 25. Under APB 25, the deferred compensation expense for the years ended December 31, 1997, 1998 and 1999, amounted to $76,591, $116,115 and $477,476.

          If deferred compensation had been determined under the alternative fair value accounting method provided for under SFAS Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share would have been increased to the following pro forma amounts:


                                                  For the year ended
                                                     December 31,
                                        --------------------------------------
                                           1997         1998          1999
                                        -----------   ---------   ------------
Net loss:
  As reported.........................  $(1,056,195)  $(829,175)  $ (2,696,054)
  Pro forma...........................   (1,148,999)   (956,396)    (2,733,876)
Net loss per share:
  As reported.........................  $     (0.10)  $   (0.08)  $      (0.26)
  Pro forma...........................        (0.11)      (0.09)         (0.26)


          Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999:

          - expected life of the options of 2.57, 2.72 and 2.84;

          - no dividend yield;

          - expected volatility of 0%; and

          - risk-free interest rate of 5%.

     C. Authorized share capital includes 12,760 deferred shares of par value NIS 0.1 each. The deferred shares confer no rights or privileges on their holders except for the right to receive upon dissolution or liquidation the par value of the deferred shares.

     D. In 1998, the Company issued 121,114 ordinary shares at NIS 0.1 per share as an anti-dilution adjustment to existing shareholders that purchased shares in a 1997 private placement. Pursuant to a resolution adopted by the board of directors of the Company in connection with the 1997 private placement, the shareholders who participated in the private placement were granted anti-dilution rights. These anti-dilution rights were triggered in 1998 when the Company issued preferred shares at a lower price per share than the price per share at which the shares sold in the 1997 private placement were offered.

     E. Amounts due for shares issued, but not yet fully paid, as of December 31, 1999 was approximately $300,000.

     F. In December 1999, the Company issued 158,250 ordinary shares to Intel for $250,000, or $1.58 per share, which is $18.42 less than the initial public offering price of $20.00 per share. The

                                 RADVISION LTD.

Note 11--Shareholders' Equity (Continued)

          shares were issued under an agreement entered into with Intel in 1996 under which Intel agreed to invest $1.0 million in the Company through the purchase of ordinary shares in three installments of $500,000, $250,000 and $250,000 upon the Company's achieving specified milestones or, in the case of the third installment, at Intel's option before the Company's initial public offering of its ordinary shares.

     G.   Subsequent Events--see notes 17(C) and 17(D).

Note 12--Revenues

     The Company's sales by geographic area are as follows:


                                            For the year ended
                                               December 31,
                                   -------------------------------------
                                      1997         1998         1999
                                   ----------   ----------   -----------
United States....................  $3,012,256   $4,569,477   $ 9,062,187
Europe...........................     632,278    2,248,880     4,045,882
Far East.........................     331,649      942,460     2,662,865
Israel...........................     616,804      857,552     1,310,208
Other............................     306,224      276,045       468,761
                                   ----------   ----------   -----------
                                   $4,899,211   $8,894,414   $17,549,903
                                   ==========   ==========   ===========


     The Company manages its business on the basis of one reportable segment.

Note 13--Marketing and Selling Expenses, Net

                                                                    For the year ended
                                                                       December 31,
                                                           ------------------------------------
                                                              1997         1998         1999
                                                           ----------   ----------   ----------
Marketing and selling expenses...........................  $2,465,071   $4,603,336   $9,699,745
Participation by the Government of Israel................      81,367      178,105      198,063
                                                           ----------   ----------   ----------
Marketing and selling expenses, net......................  $2,383,704   $4,425,231   $9,501,682
                                                           ==========   ==========   ==========
Marketing and selling expenses include: Royalties to the
  Government of Israel...................................  $  175,236   $  366,736   $  896,249
                                                           ==========   ==========   ==========

Note 14--Concentration of Credit Risk

     For the periods ended December 31, 1998 and 1999, no single customer accounted for more than 10% of the Company's sales and no customer represented more than 10% of trade receivables. The Company does not generally require collateral to support credit sales. Allowances are maintained for potential credit losses.

                                 RADVISION LTD.

Note 15--Related Party Balances and Transactions

     A.   Balances with Related Parties


                                                             December 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Receivables.............................................  $ 72,476   $124,264
Trade payables..........................................    88,946    305,325


     B.   Transactions with Related Parties


                                                      For the year ended
                                                         December 31,
                                               ---------------------------------
                                                 1997       1998          1999
                                               --------   --------      --------
Revenues(1)..................................  $285,813   $ 47,429      $166,812
Cost of revenues(3)(4).......................   124,177    252,655       384,951
Research and development
  expenses(2)(3).............................    12,823      3,017       362,573
Marketing, selling, general and
  administrative expenses(2)(3)..............   405,650    201,238       343,873
Purchase of property and
  equipment(5)...............................    37,695     64,225       283,752


------------------------
(1) Includes revenues from agreements to license the Company's technology to RADCOM Ltd. and RAD Data Communications Ltd., affiliated companies. The agreements are based on the Company's standard form and include a licensing fee, maintenance and support services for one year and minimum royalty payments on sales of products which incorporate the technology.

(2) Includes legal, human resources and administrative services provided to the Company by affiliated companies which the Company reimburses for the costs incurred in providing these services.

(3) Includes rental fees based on lease agreements with RIT Technologies Ltd., RAD Data Communications Ltd., and several other affiliated companies. Under these lease agreements, the Company leases office space of approximately 21,830 and 9,000 square feet, in Israel and in New Jersey, respectively. The expiration dates of these lease agreements range from August 2000 to May 2002.

(4) Includes the purchase of components from RAD Data Communications Ltd., an affiliated company, which the Company integrates into its products.

(5) Includes property and equipment that were purchased mainly from BYNET Data Communications Ltd., an affiliated company.


Note 16--Taxes on Income

     A. The Company's investment program totaling $122,000 has been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959. In addition, the Company was granted Approved Enterprise status for an expansion of a previous program totaling $210,000. The Company is entitled to a benefit period of seven years on income derived from these programs, as follows: a full income tax exemption for the first two years

                                 RADVISION LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16--Taxes on Income (Continued)

          and a reduced income tax rate of 25% (instead of the regular rate of 36%) for the remaining five year period. If foreign shareholdings in the Company exceed 25%, the period for which the Company is entitled to a reduced income tax is extended to eight years.

          If the Company distributes a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

          Should the Company derive income from sources other than the approved enterprise programs during the relevant period of benefits, this income will be taxable at the regular corporate tax rate, which is 36%.

          The benefits from the Company's approved enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959, and the regulations published under this law, as well as the criteria in the approval for the specific investment in the Company's approved enterprise programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company believes it has complied with these conditions.

     B.   The   Company  is   subject  to  the  Income  Tax  Law   (Inflationary
          Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

     C. The Company is an Industrial Company under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

     D. Through December 31, 1994, the Company's losses for tax purposes were assigned to a shareholder, and are not available to the Company.

     E. As of December 31, 1999, the Company's net operating loss carryforwards for tax purposes amounted to approximately $2.3 million. These net operating losses may be carried forward indefinitely and offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Therefore, the income tax rate of the Company during the tax-exempt period will be zero, and there will be no tax benefit available from these losses and no deferred income taxes have been included in these financial statements. Deferred taxes in respect of other temporary differences are immaterial.

     F. The U.S. subsidiary's carryforward tax losses through December 31, 1999 amounted to approximately $2.2 million. These losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2010 - 2014.

                                 RADVISION LTD.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16--Taxes on Income (Continued)

     Details of deferred tax assets are as follows:


                                                    December 31,
                                                ---------------------
                                                  1998        1999
                                                ---------   ---------
Net operating loss carryforwards..............  $ 560,000   $ 770,000
Less--valuation allowance.....................   (560,000)   (770,000)
                                                =========   =========
                                                $      --   $      --
                                                =========   =========


     G.   The Company has been assessed for tax purposes through the year 1995.

     H. A reconciliation between the theoretical tax benefit, assuming all income is taxed at the statutory rate applicable to the income of the Company, and the actual tax expense as reported in the statements of operations is as follows:


                                               For the year ended December 31,
                                              ---------------------------------
                                                1997        1998        1999
                                              ---------   ---------   ---------
Theoretical tax benefit computed at the
  statutory rate (36%)......................  $(380,230)  $(298,503)  $(863,264)
Loss and other items for which deferred
  taxes were not provided...................    369,000     277,000     819,000
Non-deductible expenses.....................     11,230      21,503      44,264
                                              ---------   ---------   ---------
Income tax benefit..........................  $      --   $      --   $      --
                                              =========   =========   =========


Note 17--Subsequent Events

     A.   After December 31, 1999, the Company:

          - increased its authorized share capital to 25,000,000 shares;

          - effected a 10-for-1 share split with respect to its ordinary shares and deferred shares;

          - converted 2,770 ordinary shares into deferred shares;

          - issued 20.1 shares for each outstanding ordinary share as a share dividend; and

          - issued 52,750 ordinary shares upon exercise of outstanding options.

          After the conversion of preferred shares into ordinary shares (see note 2(L)), the increase in share capital, the share dividend and the share split, the Company's authorized share capital consists of 24,984,470 ordinary and 15,530 deferred shares of NIS 0.1 par value each, of which 13,637,774 ordinary shares and 15,530 deferred shares are issued and outstanding. All references to per share amounts and the number of shares in these financial statements have been restated to reflect the above increase in share capital, share split and share dividend.

     B. The Board of Directors has authorized the Company to file a registration statement with the United States Securities and Exchange Commission for an initial public offering of its ordinary shares. Upon the closing of the initial public offering, all outstanding preferred shares will be converted into an identical number of ordinary shares.

                                 RADVISION LTD.

Note 17--Subsequent Events (Continued)

     C. Concurrently with the initial public offering, the Company has agreed to issue 590,822 ordinary shares at the initial public offering price in a private placement to Siemens Aktiengesellschaft, Samsung Electro-Mechanics Co. Ltd. and Samsung Venture Investment Corporation for aggregate consideration of approximately $10.0 million.

     D. Subsequent to December 31, 1999, the Company granted 480,159 options to its employees. The options vest ratably over vesting periods ranging from four to five years with exercise prices ranging from $10.20 to $12.00. The Company expects to recognize deferred compensation expenses related to these grants in the aggregate amount of $218,000, which will be amortized to operating expenses over the vesting periods.

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

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

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





www.radvision.com

International Headquarters


RADVision Ltd.
24 Raul Wallenberg
Tel Aviv, Israel 69719
Tel: +972-3-645-5220
Fax:  +972-3-647-6669
Video: +972-3-648-9010
infointernational@radvision.com


RADVision Inc.
575 Corporate Drive
Mahwah, NJ  07430
Tel: (201)529-4300
Fax: (201)529-3516
Video: (201)529-3714
(201)529-1906
info@radvision.com


RADVision Asia Pacific
Suite F, 17/F China Overseas Bldg.
139 Hennessy Road
Wanchai, Hong Kong
Tel: 852 2801 4070
Fax: 852 2801 4071
apacinfo@hk.radvision.com

                                                                          ITEM 2

                                 RADVision Ltd.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel


                                                               November 14, 2000

              NOTICE OF 2000 ANNUAL GENERAL MEETING OF SHAREHOLDERS

RADVision Ltd. (the "Company") Shareholders:

     We cordially invite you to the Annual General Meeting of Shareholders of the Company. It will be held at 10:00 a.m. on Thursday, December 21, 2000, at the offices of the Company at 24 Raoul Wallenberg Street, Tel Aviv, Israel (the "Annual Meeting").

     The purpose of the meeting is to consider and vote upon the following matters:

     1. To consider and receive the Directors' Annual Report to Shareholders for the year ended December 31, 1999, and to receive and consider the Company's Consolidated Financial Statements for the year ended December 31, 1999 and the Auditor's report thereon;

     2. To approve the Company's Year 2000 Employee Stock Option Plan and the reservation of 636,477 Ordinary Shares of the Company for issuance under such Plan and, in addition, subject to sufficiency of the Company's authorized share capital, to approve the reservation of up to 4% of the Company's share capital, on a fully diluted basis, in each subsequent year following the year 2000 for issuance under such Employee Stock Option Plan;

     3. To appoint Luboshitz, Kasierer & Co. (a member firm of Arthur Andersen) to conduct the annual audit of the Company's financial statements for the year ending December 31, 2000 and to authorize the Board of Directors to fix their compensation;

     4. To set the number of directors of the Company at nine, and to re-appoint the current directors as directors of the Company;

     5. To appoint Prof. Liora Katzenstein as an external director and to approve the annual remuneration and reimbursement of our external directors in accordance with applicable regulations;

     6. To approve indemnification by the Company of the external directors in the same manner as the other directors and office holders are covered by existing resolutions of the Company;

     7. If and to the extent approved by the Company's Audit Committee, to approve the compensation terms for Mr. Ami Amir, the Chief Executive Officer of the Company; and

     8. To transact such other business that may properly come before the meeting.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the meeting to be validly included in the tally of Ordinary Shares voted at the Annual Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                                       Sincerely,

                                                       /s/Yehuda Zisapel
                                                       Yehuda Zisapel, Chairman

By Order of the Board of Directors
 David Seligman, Company Secretary

                                 PROXY STATEMENT


     This Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADVision Ltd. (the "Company"), to be voted at the Annual General Meeting of Shareholders (the "Annual Meeting"), to be held on Thursday, December 21, 2000. Shareholders will be asked to vote upon the following matters: (i) to consider and receive the Directors' Annual Report to Shareholders, for the year ended December 31, 1999, and to receive and consider the Company's Consolidated Financial Statements for the year ended December 31, 1999 and the Auditor's report thereon; (ii) to approve the Company's Year 2000 Employee Stock Option Plan and the reservation of 636,477 Ordinary Shares of the Company for issuance under such Plan and, in addition, subject to sufficiency of the Company's authorized share capital, to approve the reservation of up to 4% of the Company's share capital, on a fully diluted basis, in each subsequent year following the year 2000 for issuance under such Employee Stock Option Plan; (iii) to appoint Luboshitz, Kasierer & Co. (a member firm of Arthur Andersen) to conduct the annual audit of the Company's financial statements for the year ending December 31, 2000 and to authorize the Board of Directors to fix their compensation; (iv) to set the number of directors of the Company at nine, and to re-appoint the current directors as directors of the Company; (v) to appoint Prof. Liora Katzenstein as an external director and to approve the annual remuneration and reimbursement of our external directors in accordance with applicable regulations; (vi) to approve indemnification by the Company of the external directors in the same manner as the other directors and office holders are covered by existing resolutions of the Company; (vii) if and to the extent approved by the Company's Audit Committee, to approve the compensation terms of Mr. Ami Amir, the Chief Executive Officer of the Company; and (viii) to transact such other business that may properly come before the Annual Meeting.

     The 1999 Annual Report to shareholders, including audited financial statements of the Company is being mailed to shareholders on or about November 14, 2000.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Annual Meeting will be voted as directed. Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to the Corporate Secretary, by submitting a subsequent validly executed proxy, or by voting in person.

     As of November 13, 2000, the record date for determination of shareholders entitled to vote at the Annual Meeting, there were outstanding 19,035,077
Ordinary Shares of the Company. Each Ordinary Share entitles the holder to one vote. The Ordinary Shares have a par value of NIS 0.1 per share. The presence of two shareholders, holding at least one third of the share capital voting rights, represented in person or by proxy at the Annual Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon will be necessary to approve all the proposals, except as otherwise mentioned.

     A broker who is the record owner of Ordinary Shares beneficially owned by a customer will have discretionary authority to vote such Ordinary Shares on all the proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Annual Meeting, provided that this Proxy Statement has been transmitted to the beneficial owner at least 15 days before the Annual Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon; they are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding the ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Annual Meeting.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office at least 48 hours prior to the Annual Meeting.


      I. CONSIDER AND RECEIVE THE DIRECTORS' ANNUAL REPORT TO SHAREHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1999,
               AND RECEIVE AND CONSIDER THE COMPANY'S CONSOLIDATED
            FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1999
                        AND THE AUDITOR'S REPORT THEREON
                           (Item 1 on the Proxy Card)

     At the Annual Meeting, the Directors' Annual Report to Shareholders for the year ended December 31, 1999, and our Consolidated Financial Statements for the year ended December 31, 1999 and the Auditor's report thereon will be presented. The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and entitled to vote will be necessary to consider and receive the Directors' Annual Report to Shareholders for the year ended December 31, 1999, and our Consolidated Financial Statements for the year ended December 31, 1999.

     The Board of Directors recommends a vote FOR the consideration and receipt of the Directors' Annual Report to Shareholders for the year ended December 31, 1999, and our Consolidated Financial Statements for the year ended December 31, 1999.


                II. APPROVAL OF THE COMPANY'S YEAR 2000 EMPLOYEE
                STOCK OPTION PLAN, AND THE RESERVATION OF 636,477
                   ORDINARY SHARES OF THE COMPANY FOR ISSUANCE
                        UNDER SUCH PLAN AND, IN ADDITION,
               SUBJECT TO SUFFICIENCY OF THE COMPANY'S AUTHORIZED
                 SHARE CAPITAL, TO APPROVE THE RESERVATION OF UP
         TO 4% OF THE COMPANY'S SHARE CAPITAL, ON A FULLY DILUTED BASIS,
                 IN EACH SUBSEQUENT YEAR FOLLOWING THE YEAR 2000
               FOR ISSUANCE UNDER SUCH EMPLOYEE STOCK OPTION PLAN
                           (Item 2 on the Proxy Card)

     Approval of Our Year 2000 Employee Stock Option Plan. Our Year 2000 Employee Stock Option Plan (the "Plan") is designed to attract and retain outstanding employees and consultants who can contribute to our success. For purposes of the Plan, the term "Award' means a grant of an option to purchase Shares (an "Option") pursuant to the Plan.

     The Plan is administered by the Company's Option Committee (the "Committee") which was appointed by the Board and has the authority to recommend to the Board the persons to whom options will be granted, the number of Ordinary Shares to be covered by each option, the time or times at which options will be granted or exercised, and the terms and provisions of the options.

     Awards under the Plan may be granted in the following forms: (i) incentive stock options ("Incentive Stock Options") as provided in Section 422 of the U.S Internal Code of 1986 (the "Code"); (ii) non-qualified stock options ("Non-qualified Options") (the term "Options" includes incentive stock options and non-qualified options); (iii) options granted pursuant to Section 102 ("Section 102") of the Israeli Tax Ordinance ("Section 102 Options"); and (iv) options granted pursuant to Section 3.9 of the Israeli Tax Ordinance ("3.9 Options"). In accordance with Section 102, all Section 102 Options or Shares issued upon the exercise of Section 102 Options may be issued to a trustee nominated by the Committee and approved in accordance with the applicable statutory provisions (the "Trustee"), and may be held in trust for the benefit of such optionees for the period prescribed in Section 102.

     The Option's exercise price shall be determined by the Committee at the time an Option is granted, but generally shall not be less than 100% of the Fair Market Value (as defined below) of such Share on the date of the Award; provided, however, that in the case of an Award of Incentive Stock Options made to an owner of more than 10% of the Company's share capital ("10% Owner") the exercise price shall be not less than 110% of the Fair Market Value of a share on the date of the Award. Fair Market Value shall mean, if the Shares are listed or admitted to trading on a securities exchange, the per share closing price of the shares for the day immediately preceding the date as of which Fair Market Value is being determined (or if there was no reported closing price on such date, on the last preceding date on which the closing price was reported) as reported on the principal securities exchange on which the shares are listed or admitted to trading and reflected in the consolidated trading tables of The Wall Street Journal.

     The period for which the Option is granted shall be determined by the Committee, provided, however, that no Option shall be exercisable after the expiration of ten years from the date of its Award, and provided further that an Option shall not be exercisable unless counsel for the Company shall be satisfied that the issuance of shares upon exercise will be in compliance with all applicable laws. Notwithstanding the foregoing, in the case of an Award of Incentive Stock Options made to a 10% Owner, such Option shall not be exercisable after the expiration of five years from the Award date.

     The vesting requirements for each Option shall be determined by the Committee. Generally, except as otherwise determined, Options that are subject to vesting shall cease to vest upon the Optionee's termination or resignation of employment as an employee or consultant for any reason. Except as otherwise provided by the Committee, in the event of the termination of or resignation from employment or consulting services of an Optionee with the Company and its subsidiaries for any reason (other than termination for cause, retirement, death, disability or change of control of the Company), Options granted to an Optionee that have not previously expired or been exercised shall be exercisable by the Optionee within 30 days after the date of such termination, provided however that if the "Termination Date" falls within a restricted period (such as "Quiet Period", or within a restricted period due to tax regulations), then the "Termination Date" shall be determined as the first following date on which the Optionee is permitted to exercise the options.

     Except as otherwise provided by the Committee, in the event that an Optionee retires from employment with the Company or its subsidiaries, Options granted that have not previously expired or been exercised shall, to the extent exercisable on the date of retirement, continue to be exercisable by the Optionee. In the event an Optionee dies while employed by or providing consulting services to the Company or any of its subsidiaries, any Option granted that has not previously expired or been exercised shall, to the extent exercisable on the date of death, be exercisable by the estate of such Optionee or by any person who acquired such Option by bequest or inheritance, at any time within one year after the date of death of the Optionee. In the event of the termination or resignation of employment or consulting services of an Optionee due to total disability, the Optionee or his guardian or legal representative shall have the right to exercise any Option which has not been previously exercised or expired and which the Optionee was eligible to exercise as of the first date of total disability, at any time within one year after such termination or resignation or separation.

     Except as otherwise provided by the Committee, upon a Change of Control of the Company, Options granted to any Optionee that have not previously expired or been exercised shall become null and void. A Change of Control shall be deemed to have occurred when any person directly or indirectly acquires or otherwise becomes entitled to vote more than 80% of the voting power entitled to be cast at elections for directors of the Company; or there occurs any merger or consolidation of the Company, or any sale, lease or exchange of all or any substantial part of the consolidated assets of the Company and its subsidiaries to any other person, and (i) in the case of a merger or consolidation, the holders of outstanding stock of the Company immediately before such merger or consolidation hold less than 80% of the voting power of the survivor of such merger or consolidation or its parent, or (ii) in the case of any such sale, lease or exchange, the Company does not own at least 80% of the voting power of the other person; or one or more new directors of the Company are elected and at such time five or more directors (or, if less, a majority of the directors) then holding office were not nominated as candidates by a majority of the directors in office immediately before such election.

     In the event that an Optionee's employment or consulting services agreement is terminated by the Company or any of its subsidiaries for cause, all Options exercisable as of the date of such termination shall be canceled and terminated as of such date.

     In the event that the Committee shall determine that any dividend or other distribution, recapitalization, reorganization, merger, consolidation, split, spin-off, repurchase, or exchange of shares or other securities, the issuance of warrants or other rights to purchase shares or other securities, or other similar corporate transaction or event affects the shares with respect to which Options have been or may be issued under the Plan, such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as the Committee may deem equitable, adjust any or all of (i) the number and type of shares that thereafter may be made the subject of Options, (ii) the number and type of shares subject to outstanding Options, and (iii) the grant or exercise price with respect to any Option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding Option.

     Generally, no Option shall be assignable or transferable by the Optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by the Optionee or his guardian or legal representative.

     Without amending the Plan, the Committee may grant Options to eligible individuals who are foreign nationals on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendment, procedures and the like to the Plan as may be necessary or advisable to comply with the provisions of laws in other countries in which the Company operates or has employees.

     Approval of Reservation of Shares. Under the Plan, options to purchase up to 636,477 Ordinary Shares may be granted to employees, officers and directors. In addition, and subject to sufficiency of the Company's authorized share capital, our Board approved the reservation of up to 4% of the Company's share capital, on a fully diluted basis, in each subsequent year following the year 2000 for issuance under such Employee Stock Option Plan. Options which are canceled or not exercised within the option period will become available for future grants.

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the Plan and the foregoing reservation of shares thereunder.

     The Board of Directors recommends a vote FOR the foregoing resolution.


                          III. APPOINTMENT OF AUDITORS
                           (Item 3 on the Proxy Card)

     Our Board of Directors first appointed Luboshitz, Kasierer & Co. (a member firm of Arthur Andersen), independent public accountants, as our auditors in 1998 and has reappointed the firm as auditors since such time. As a result of the knowledge of our operations and the reputation in the auditing field of Luboshitz, Kasierer & Co. (a member firm of Arthur Andersen), the Board of
Directors is convinced that the firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors has again selected Luboshitz, Kasierer & Co. (a member firm of Arthur Andersen) as our auditors for the year 2000 and recommends that the shareholders ratify and approve the selection. The remuneration of Luboshitz, Kasierer & Co. (a member firm of Arthur Andersen) shall be fixed by the Board according to the volume and nature of their services.

     The following resolution will be offered by the Board of Directors at the Annual Meeting:

     "RESOLVED, that the appointment of Luboshitz, Kasierer & Co. (a member firm of Arthur Andersen) by our Board of Directors to conduct the annual audit of our financial statements for the year ending December 31, 2000, and the authorization of the Board of Directors to fix their remuneration, are ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


               IV. SETTING THE NUMBER OF DIRECTORS OF THE COMPANY
                AT NINE, AND RE-APPOINTING THE CURRENT DIRECTORS
                           (Item 4 on the Proxy Card)

     The Board of Directors proposes setting the number of directors of the Company at nine, and the election of Yehuda Zisapel, Ami Amir, Zohar Zisapel, Adi Gan, Hillel E. Milo, Efraim Wachtel, and Andreas Mattes as directors, to hold office for one year until the Annual General Meeting of Shareholders to be held in 2001 and until their successors are elected and qualified. Each nominee is currently serving as a member of the Board of Directors of the Company. The two additional directors will be the external directors appointed to the Board.

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and entitled to vote will be necessary for the election of a director. Should any of the nominees not be available for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. It is not expected that any of the nominees will be unavailable.

     Set  forth  below  is  information  about  each  nominee,   including  age,
position(s) held with the Company, principle occupation, business history and other directorships held.


Name                  Age        Position with the Company
----                  ---        -------------------------
Yehuda Zisapel         57        Chairman of the Board
Ami Amir               55        President, Chief Executive Officer and Director
Zohar Zisapel          50        Director
Adi Gan                31        Director
Hillel E. Milo         49        Director
Efraim Wachtel         54        Director
Andreas Mattes         38        Director


     Yehuda Zisapel has served as a director of the Company since November 1992 and as our Chairman of the Board of Directors since August 1999. During the last five years, Mr. Zisapel has been engaged mainly in management of high technology companies. Mr. Zisapel is a founder and a director of RAD Data Communications Ltd. ("RAD"), of which he has served as a director since 1979, and its affiliate, BYNET Data Communications Ltd. Mr. Zisapel also serves as the chairman of the board of RIT Technologies Ltd. and RADWARE Ltd. and as a director of other companies in the RAD-BYNET group, including SILICOM Ltd. and RADCOM Ltd. Mr. Zisapel has a B.Sc. and M.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A degree from Tel Aviv University. Yehuda Zisapel and Zohar Zisapel are brothers.

     Ami Amir, our co-founder, has served as our chief executive officer, president and director since November 1992. From March 1987 to November 1992, Mr. Amir was the president of RAD Data Communications Inc. Before March 1987, Mr. Amir held senior engineering positions for Simtech Advanced Training and Simulation Systems, Tadiran Electronic Industries and Elbit Systems Ltd. Mr. Amir has a B.Sc. degree in electronic and computer science from the Technion, Israel Institute of Technology.

     Zohar Zisapel has served as a director of the Company since November 1992 and was chairman of the board of directors until August 1999. During the last five years, Mr. Zisapel has been engaged mainly in management of high technology companies. Mr. Zisapel is a founder and a director of RAD, of which he has served as president since January 1982, and a director of other companies in the RAD-BYNET group, including RADCOM, SILICOM, RIT and RADWARE. Mr. Zisapel received B.Sc. and M.Sc. degrees from Tel Aviv University. Zohar Zisapel and Yehuda Zisapel are brothers.

     Adi Gan has served as a director of the Company since August 1998. Since January 1998, Mr. Gan has been an investment manager with Evergreen's Venture Capital Group. From August 1995 until January 1998, Mr. Gan was employed by
TesCom Ltd., initially as a project manager and then as a manager of the real-time system division of TesCom Ltd. Mr. Gan has a B.Sc. in physics from the Technion, Israel Institute of Technology and a M.Sc. in chemistry from Tel Aviv University.

     Hillel E. Milo has served as a director of the Company since May 1995. Until July 1999, Mr. Milo was president and chief executive officer of Israel Infinity Venture Capital Fund. Since January 1995, Mr. Milo has been chief executive officer and managing director of Clal Venture Capital Fund L.P. In 1993, Mr. Milo co-founded Walden Israel Venture Capital fund and has been general partner of that fund since that time. Mr. Milo has a B.Sc. in mechanical engineering and an M.A. in management science from the University of Alabama.

     Efraim Wachtel has served as a director of the Company since March 1998. Mr. Wachtel has been president and chief executive officer of RAD since November 1997. From October 1985 to November 1997, Mr. Wachtel was vice president of sales and marketing of RAD. Before October 1985, Mr. Wachtel held various research and development positions in several companies in Israel and in the U.S. Mr. Wachtel has a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology.

     Andreas Mattes has served as a director of the Company since February 2000. Since April 1999, Mr. Mattes has been the president of enterprise networks of Siemens ICN. From October 1998 until April 1999, Mr. Mattes was the president of central sales of Siemens ICN. From June 1997 until October 1998, Mr. Mattes was the president of international sales of Siemens PN. From January 1996 until June 1997, Mr. Mattes was the vice president of product management of Siemens PN. From October 1985 until January 1996, Mr. Mattes held various sales, marketing and business administration positions at Siemens.

     In addition to the aforesaid nominees, Mr. Dan Goldstein, who was appointed in January 2000 as an external director to the Board for a three-year term, continues to serve in such office. In 1985, Mr. Goldstein, 45, founded Formula Systems (1985) Ltd. and has been its chief executive officer and chairman of the board of directors since that time. Mr. Goldstein is also the chairman of the board of directors of other companies in the Formula Systems group, including ForSoft Ltd., Sintec Advanced Technologies Ltd., Magic Software Enterprises Ltd., F.C.T. Formula Computer Technologies Ltd. and Applicom Software Industries
(1990) Ltd., and is a director of Crystal Systems Solutions Ltd. Mr. Goldstein has a B.Sc. degree in mathematics and computer science and an M.B.A. in business administration from Tel Aviv University.

     The Board of Directors recommends a vote FOR setting the number of Directors of the Company at nine, and the election of each of the seven nominees named above for Director.


          V. APPOINTING AN EXTERNAL DIRECTOR AND APPROVING THE EXTERNAL
                DIRECTORS' ANNUAL REMUNERATION AND REIMBURSEMENT
                           (Item 5 on the Proxy Card)

         Under the new Israeli Companies Law, which became effective February 1, 2000, public companies are required to elect two external directors who must meet specified standards of independence. An external director may be a non-Israeli resident. The external directors may not have any economic relationship with us. Controlling shareholders of a company, 25% shareholders, and their relatives or employees, cannot serve as external directors. External directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender. Any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     Pursuant to regulations promulgated under the Companies Law, our two independent directors may be deemed to be external directors.

     In January 2000, the Company appointed Mr. Dan Goldstein as an external director. In accordance with the aforesaid statutory provisions, the Board of Directors now proposes the election of Prof. Liora Katzenstein as the second external director, to hold office for three years until the Annual General Meeting of Shareholders to be held in 2003 and until her successor is elected and qualified.

     Should Prof. Katzenstein not be available for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. It is not expected that Prof. Katzenstein will be unavailable.

     Set forth below is information about Prof. Katzenstein, including age, principle occupation, business history and other directorships held.

     Prof. Liora Katzenstein, 45, specializes in Business Administration and Entrepreneurship. During the last five years she founded, and serves as the President and CEO of ISEMI -- Israel School of Entrepreneurial Management and Innovation. Prof. Katzenstein is also a Senior Lecturer in the Technion, Israel Institute of Technology. Prof. Katzenstein currently serves as a director of Clal Industries & Investments Ltd., Discount Issuers Ltd., Amanat Ltd., Palafric Investments Ltd. and Tachlit -- Discount Bank, and holds various other academic and business related positions, including membership on the Governmental Committee on Start-Up Companies. Over the last fifteen years Prof. Katzenstein served as a faculty member and on the management of universities and management institutes both in Israel and abroad and published numerous business articles in the Israeli professional press.

     The Board of Directors recommends a vote FOR the election of Prof. Liora Katzenstein as External Director to the Board of Directors.

     The Companies Law provides that the conditions of service of an external director require approval by the general meeting of shareholders. An external director is entitled to remuneration and to reimbursement of expenses. The amount of such fees is based on the regulations promulgated under the Companies Law. It is therefore proposed that at the Annual Meeting the shareholders adopt the following resolution:

     "RESOLVED, that we are hereby authorized to pay each of our External Directors, pursuant to the schedule of fees attached to the applicable regulations promulgated pursuant to the Companies Law, the highest applicable annual remuneration and the per meeting attendance fee, as the same may be updated from time to time by any amendment to such schedule."

     Under the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


                       VI. APPROVAL OF INDEMNIFICATION OF
                 THOSE DIRECTORS AND OFFICE HOLDERS NOT COVERED
                 BY THE CURRENT DECISIONS OF THE GENERAL MEETING
                           (Item 6 on the Proxy Card)

     The Companies Law defines the duties of care and skill and the fiduciary duties of loyalty and good faith owed by directors and officers to a company. As permitted by the Companies Law, our Articles of Association allow for the indemnification and insurance of our directors and senior officers against certain liabilities. We have agreed to indemnify and insure our directors and senior officers against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, we may, to the extent permitted by law, advance funds for legal expenses covered by such indemnification.

     Our agreement to indemnify and insure all of our directors has been approved by the general meeting of the shareholders, except with respect to our two external directors, who were appointed subsequent to such general meeting. It is therefore proposed that at the Annual Meeting the shareholders adopt the following resolution:

     "RESOLVED, to approve the indemnification of Prof. Liora Katzenstein and Mr. Dan Goldstein to the full extent permitted under the Companies Law, in respect of any and all of the following: (i) a financial obligation imposed on each in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by court in respect of an act performed in her or his capacity as an Office Holder (as defined in Section 1 of the Companies Law) of the Company, and (ii) reasonable litigation expenses, including attorney's fees, expended by her or him or charged to her or him by a court, in a proceeding instituted against her or him by the Company or on its behalf or by another person, or in a criminal charge from which she or he were acquitted, all in respect of an act performed in her or his capacity as an Office Holder of the Company."

     Under the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


               VII. APPROVAL OF THE COMPENSATION TERMS FOR OUR CEO
                           (Item 7 on the Proxy Card)

     Before consideration of this issue an intermission in the Annual Meeting will take place. During such intermission the Audit Committee of the Company, which includes the two external directors, will review the compensation terms offered to Mr. Ami Amir, our CEO. Such terms are available for review by our shareholders at our offices, during regular business hours, and will be presented at the Annual Meeting, as and to the extent approved by the Audit Committee.

     Under the terms of the Israeli Companies Law, and assuming that the Audit Committee has approved such revised terms, the Company's assumption of these expenses requires shareholder approval.

     Under the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


                               VIII. OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Annual Meeting other than those specifically set forth in the Notice of the Annual Meeting and knows of no matters to be brought before the Annual Meeting by others. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

                                             By Order of the Board of Directors,

                                            /s/David Seligman
                                            David Seligman,
                                            Secretary

Dated: November 14, 2000

                                                                          ITEM 3

                                 RADVISION LTD.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Ami Amir and David Seligman, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.1 per share, of RADVision Ltd. (the
"Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, December 21, 2000 at 10:00 a.m. at the principal offices of the Company, 24 Raoul Wallenberg Street, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):


     THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 7 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE SEVEN NOMINEES FOR DIRECTOR NAMED IN ITEM 4. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.


                  (Continued and to be signed on reverse side)

                        Please date, sign and mail your
                      proxy card back as soon as possible!

                     Annual General Meeting of Shareholders
                                 RADVISION LTD.

                               December 21, 2000

                  (Please Detach and Mail in Envelope Provided)

[X] Please mark your
    votes as in this
    example


(1) To consider and receive the Directors' Annual Report, the Company's Consolidated Financial Statements, and the Auditor's report thereon, for the year ended December 31, 2000.

                  [ ] FOR            [ ] AGAINST                [ ] ABSTAIN

(2) To approve the Company's Year 2000 Employee Stock Option Plan and the reservation of 636,477 Ordinary Shares of the Company for issuance under such Plan and, in addition, subject to sufficiency of the Company's authorized share capital, to approve the reservation of up to 4% of the Company's share capital, on a fully diluted basis, in each subsequent year following the year 2000 for issuance under such Plan.

                  [ ] FOR            [ ] AGAINST                [ ] ABSTAIN


(3) To appoint Luboshitz, Kasierer & Co. (a member firm of Arthur Andersen) as the Company's independent auditors for the period ending December 31, 2000 and authorize the Board of Directors to fix their remuneration.

                  [ ] FOR            [ ] AGAINST                [ ] ABSTAIN

(4) To set the number of directors of the Company at nine and to elect seven directors.

     INSTRUCTION:  To withhold
     authority  to vote for
     any  individual  nominee,
     strike a line through the                       Nominees:   YEHUDA ZISAPEL
     nominee's name at right.                                    AMI AMIR
                                                                 ZOHAR ZISAPEL
    [ ]  FOR setting the number of  directors  at                ADI GAN
         nine and FOR all  nominees  listed  at right            HILLEL E. MILO
        (except  as  marked to contrary at right)                EFRAIM WACHTEL
                                                                 ANDREAS MATTES
    [ ] WITHHOLD AUTHORITY to vote for all nominees at right

(5) To appoint Prof. Liora Katzenstein as an external director and to approve the annual remuneration and reimbursement of the Company's external directors in accordance with applicable regulations.

                  [ ] FOR            [ ] AGAINST                [ ] ABSTAIN


(6) To approve indemnification by the Company of the external directors in the same manner as the other directors and office holders are covered by existing resolutions of the Company.

                  [ ] FOR            [ ] AGAINST                [ ] ABSTAIN


(7) If and to the extent approved by the Company's Audit Committee, to approve the compensation terms for Mr. Ami Amir, the Chief Executive Officer of the Company.

                  [ ] FOR            [ ] AGAINST                [ ] ABSTAIN





Signature(s)_________________________________________   Dated_______________2000
Signatures, if held jointly__________________________   Dated_______________2000

NOTE:(Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: November 20, 2000